EXHIBIT 99.1

Rubico Announces Acquisition of 3rd Newbuilding MR Tanker and a 24% Increase of Potential Gross Revenue Backlog to About $379 Million

ATHENS, Greece, July 28, 2026 (GLOBE NEWSWIRE) -- Rubico Inc. (Nasdaq: RUBI) (the “Company” or “Rubico”), a global provider of shipping transportation services specializing in the ownership of vessels, announced today that, pursuant to its previously announced letter of intent (the “LOI”), it has entered into a share purchase agreement (the “SPA”) with Top Ships Inc., a related party controlled by Rubico's controlling shareholder, to purchase the shares of a company (the “SPV”) that is party to a shipbuilding contract with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the construction of a 47,499 dwt chemical/product oil carrier (the “Newbuilding MR Tanker”). The Newbuilding MR Tanker is scheduled for delivery in the second quarter of 2029. The SPV has secured time charter employment for the vessel with a major oil trader, starting from its delivery and for a firm duration of seven years, with charterer’s option to extend for four additional years. The total potential gross revenue backlog from this contract, including optional years, is about $75.4 million.

The SPV has also entered into a sale and leaseback financing agreement with a major Chinese leasing company for an amount of 85% of the installment payments under the shipbuilding contract. The purchase price under the shipbuilding contract, payable in installments up to the delivery of the vessel, is $45.2 million out of which $6.8 million has already been settled. The financing bears an interest rate of Term SOFR plus a margin of 1.80%. Under the financing, following the delivery of the vessel, the Company will pay quarterly installments of $0.5 million over a period of 10 years with a balloon payment of $18.2 million payable together with the last installment. Top Ships Inc. and the Company will provide corporate guarantees in favor of the leasing company.

The aggregate purchase price for 100% of the shares of the SPV is approximately $6.5 million (the “Consideration”), payable in full at closing. The advance cash payment of $0.3 million of the LOI will be credited against the Consideration. The transaction is expected to close by September 30, 2026, subject to customary closing conditions.

The acquisition was approved by a special committee composed of independent and disinterested members of the Company’s board of directors, which obtained a fairness opinion with respect to the consideration paid to acquire the SPV from an independent financial advisor.

Kalliopi Ornithopoulou, the Company’s President, Chairwoman & Chief Executive Officer, stated:

“This acquisition, consistent with our strategy of deploying capital into our core tanker business, marks a significant milestone that further expands our fleet and strengthens our contracted revenue base. As a result, our total potential gross revenue backlog from our three newbuilding MR tankers increases to approximately $226.3 million. Including contracted time charters for our operating fleet, total potential gross revenue backlog—including optional years—rises to approximately $379.2 million, underscoring the strength and visibility of our future cash flows.”

About the Company

Rubico Inc. is a global provider of shipping transportation services specializing in the ownership of vessels. The Company is an international owner and operator of two modern, fuel efficient, eco 157,000 dwt Suezmax tankers. Furthermore, the Company owns one 47,499 dwt MR tanker newbuilding scheduled for delivery in the fourth quarter of 2029 and a 60-meter newbuilding megayacht scheduled for delivery in the second quarter of 2027, which the Company intends to divest. In addition, the Company has entered into two share purchase agreements to acquire two shipowning companies that own two high-specification 47,499 dwt MR tanker newbuildings scheduled for delivery in the second and third quarters of 2029, with closing of these share purchase agreements to occur by September 30, 2026.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Athens, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “RUBI”.

Please visit the Company’s website at: https://rubicoinc.com/

For further information please contact:
Nikolaos Papastratis
Chief Financial Officer
Rubico Inc.
Tel: +30 210 812 8107
Email: npapastratis@rubicoinc.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding future revenues and cash flows and the potential acquisition of newbuildings.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.